Filed Pursuant to Rule 433

Registration Statement No. 333-178262

May 29, 2013

General Electric Capital Corporation

Pricing Term Sheet

Fixed-To-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C

Issuer:	General Electric Capital Corporation (“GECC”)
Security:	Fixed-To-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, $0.01 par value (“Series C Preferred Stock”)
Expected Issue Ratings*:	Baa1 / AA- (Moody’s / S&P)
Size:	$1,000,000,000 (10,000 shares)
Authorized Shares:	10,000 shares of Series C Preferred Stock
Liquidation Preference:	$100,000 per share
Term:	Perpetual, subject to optional redemption by GECC on or after June 15, 2023, as described below
Dividend Rate (Non-Cumulative):	From the date of issuance to, but excluding, June 15, 2023, 5.25% per annum and from and including June 15, 2023, three-month LIBOR plus a spread of 2.967%
Dividend Payment Dates:	Semi-annually, in arrears, on June 15 and December 15 of each year, beginning on December 15, 2013 and ending on June 15, 2023 and, thereafter, quarterly, in arrears, on March 15, June 15, September 15, and December 15 of each year, beginning on September 15, 2023
Day Count:	From the date of issuance to, but excluding, June 15, 2023, 30/360 Following Unadjusted and from and including June 15, 2023, Actual/360 Modified Following Adjusted
Trade Date:	May 29, 2013
Settlement Date:	June 3, 2013
Optional Redemption:	GECC may redeem the Series C Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after June 15, 2023 at a redemption price equal to $100,000 per share, plus any declared and unpaid dividends to but not including the redemption date, or (ii) in whole but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as defined and subject to the limitations described in the Preliminary Prospectus Supplement dated May 29, 2013), at a redemption price equal to $100,000 per share, plus any declared and unpaid dividends to but not including the redemption date.
Public Offering Price:	$100,000 per share
Underwriting Commission:	$1,000 per share
Net Proceeds to Issuer after Deducting Underwriting Commissions but before Offering Expenses:	$990,000,000

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
Listing:	The Preferred Stock will not be listed for trading on any stock exchange or available for quoting on any national quotation system.
CUSIP/ISIN:	369622ST3 / US369622ST38

*Note: A securities rating is not a recommendation to buy, sell or hold securities, and may be subject to change or withdrawal at any time.

GECC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents GECC has filed with the SEC for more complete information about GECC and this offering. You may get these documents for free by visiting EDGAR at the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.